PAN AMERICAN SILVER CORP.
Report of Voting Results
This report is filed pursuant to Section 11.3 of National Instrument 51-102 and relates to the results of voting at the annual general and special meeting of Pan American Silver Corp. (the "Company" or "Pan American") held on May 8, 2024.
A total of 239,393,813 common shares were represented at the meeting, being 65.65% of the Company’s issued and outstanding common shares as at the record date.

Description of Matter	Outcome of Vote
Resolution to set the size of the Board of Directors at nine.	Resolution passed by requisite majority on a vote by show of hands. Details of the voting were as follows:
	Total shares voted FOR: Total shares voted AGAINST:	237,772,506 (99.32%) 1,619,245 (0.68%)
Resolution to elect the following management nominees as directors of the Company:	All nominees proposed by management were elected to serve as directors until the Company’s next annual general meeting by a vote of show of hands. Details of the voting were as follows:

	Name	Votes For	Votes Withheld
	John Begeman	200,525,205 (98.51%)	3,030,303 (1.49%)
	Neil de Gelder	155,130,986 (76.21%)	48,426,520 (23.79%)
	Chantal Gosselin	200,913,024 (98.70%)	2,644,483 (1.30%)
	Charles Jeannes	197,654,146 (97.10%)	5,901,360 (2.90%)
	Kimberly Keating	192,508,924 (94.57%)	11,048,583 (5.43%)
	Jennifer Maki	199,576,688 (98.04%)	3,980,819 (1.96%)
	Kathleen Sendall	199,792,581 (98.15%)	3,764,926 (1.85%)
	Michael Steinmann	201,425,944 (98.95%)	2,131,562 (1.05%)
	Gillian Winckler	199,752,594 (98.13%)	3,804,913 (1.87%)
Resolution to appoint Deloitte LLP as auditors of the Company until its next annual general meeting and to authorize the directors of the Company to fix the remuneration to be paid to the auditors of the Company.
Resolution passed by requisite majority on a vote by show of hands. Details of the voting were as follows:
	Total shares voted FOR: Total shares WITHHELD:	204,053,173 (85.43%) 34,790,758 (14.57%)
Advisory resolution on the Company’s approach to executive compensation.	Resolution passed by requisite majority by a vote by ballot. Details of the voting were as follows:
	Total shares voted FOR: Total shares voted AGAINST:	140,848,397 (69.19%) 62,713,097 (30.81%)
DATED this 8th day of May, 2024.
PAN AMERICAN SILVER CORP.
By:    _”Delaney Fisher”______________________
Delaney Fisher
SVP, Associate General Counsel & Corporate Secretary